SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. )*


                                   DVI, Inc.
           ---------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.005 par value per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   233343102
           ---------------------------------------------------------
                                 (CUSIP Number)

                                 March 22, 2002
           ---------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


----------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 233343102                   13G                 Page 2 of 8 Pages


-------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         CDC Group plc
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)
                                                              (A)  [X]
                                                              (B)  [ ]
-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         England
-------------------------------------------------------------------------------
                             5       SOLE VOTING POWER

                                      -0-
         NUMBER OF           --------------------------------------------------
          SHARES             6       SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    1,250,000 (See Item 4)
          EACH               --------------------------------------------------
        REPORTING            7       SOLE DISPOSITIVE POWER
         PERSON
          WITH                       -0-
                             --------------------------------------------------
                             8       SHARED DISPOSITIVE POWER

                                     1,250,000 (See Item 4)
-------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,250,000(See Item 4).
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.96%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         00
-------------------------------------------------------------------------------



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CUSIP No. 233343102                   13G                 Page 3 of 8 Pages



ITEM 1(A).     NAME OF ISSUER:

               DVI, Inc. (the "Issuer")

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2500 York Road
               Jamison, Pennsylvania 18929

ITEM 2(A).     NAME OF PERSON FILING:

               CDC Group plc

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               One Bessborough Gardens
               London SW1V 2JQ
               England

ITEM 2(C).     CITIZENSHIP:

               England

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.005 per share (the "Shares")

ITEM 2(E).     CUSIP NUMBER:

               233343102



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CUSIP No. 233343102                   13G                 Page 4 of 8 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




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CUSIP No. 233343102                   13G                 Page 5 of 8 Pages



ITEM 4.   OWNERSHIP:

          (a) Amount beneficially owned: 1,250,000
          (b) Percent of class: 7.96%
          (c) Number of shares as to which such person has:
              (i)   Sole power to vote or direct the vote: 0
              (ii)  Shared power to vote or direct the vote: 1,250,000
                    Shares (1)
              (iii) Sole power to dispose or direct the disposition of: 0
              (iv)  Shared power to dispose or direct the disposition of:
                    1,250,000 Shares (1)

              (1) Consists of 1,250,000 Shares beneficially owned by CDC
                  Holdings (Barbados) Limited which has shared power to vote and shared power to dispose of the Shares.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         See Exhibit A.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         See Exhibit A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not applicable.



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CUSIP No. 233343102                   13G                 Page 6 of 8 Pages


ITEM 10.  CERTIFICATION:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 233343102                   13G                 Page 7 of 8 Pages


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




March 22, 2002
---------------------
(Date)

                                          CDC Group plc

                                          /s/ Matthew Gadsby

                                          ------------------------------------
                                          Name:  Matthew Gadsby
                                          Title: Compliance Officer




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CUSIP No. 233343102                   13G                 Page 8 of 8 Pages



Exhibit A

CDC Holdings (Barbados) Limited, a private limited company organized in Barbados and a wholly owned subsidiary of CDC Group plc, of which CDC Holdings Sendirian Berhad, a company organized in Malaysia and a wholly owned subsidiary of CDC Group plc, is a non-voting preferred stockholder.